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03022973

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BlackRock Ventures Inc

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4555 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/24/03

File# 82-4555



BLACKROCK

BlackRock Ventures Inc.

INITIAL ANNUAL INFORMATION FORM

For the year ended December 31, 2002.

AR/S
12-31-02

May 16, 2003

Table of Contents

GLOSSARY

In this Annual Information Form, the abbreviations and definitions set forth below have the following meanings:

AEPEA	Alberta Environmental Protection and Enhancement Act
API	American Petroleum Institute (measure of the specific gravity of oil—the higher the number, the lighter the oil)
ARTC	Alberta Royalty Tax Credit
bbls	Barrels
bopd	barrels of oil per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
Mbbls	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
SAGD	Steam assisted gravity drainage (a thermal bitumen recovery technique)
Section	640 acres of land
WTI	West Texas Intermediate (a reference point for U.S. oil pricing)
$000's	thousands of dollars

METRIC CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To convert from:	**To:**	**Multiply by:**
Thousand cubic feet (Mcf gas)	Thousand cubic metres	0.028
Barrels (bbls oil)	Cubic metres	0.159
Feet (well depths)	Metres	0.305
Miles (distance)	Kilometres	1.609
Acres (land)	Hectares	0.405

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the *Private Securities Litigation Reform Act 1995* (United States) relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of BlackRock Ventures Inc. ("BlackRock" or the "Company"). Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, oil and gas prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of BlackRock involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: the availability and price of energy commodities; the effects of completion and pricing pressures; the volatility of heavy oil prices, operational risks in exploring for, developing and producing heavy oil; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; industry overcapacity; the availability and cost of financing; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions including availability of labour; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, BlackRock's anticipation of and success in managing the risks implicated by the foregoing; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks may affect projected reserves and resources and anticipated earnings or assets. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. BlackRock undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

CORPORATE STRUCTURE

BlackRock was incorporated under the Canada Business Corporations Act (the "CBCA") on May 16, 1996 in connection with a statutory plan of arrangement under the CBCA, which became effective on October 16, 1996.

The head office of the Company is located at 400, 435 – 4th Avenue S.W., Calgary, Alberta, T2P 3A8. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary Alberta, T2P 4K7.

BlackRock has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company's principal business is the acquisition, exploration, development and production of heavy oil properties. The Company's principal operating areas are in northern Alberta and west-central Saskatchewan.

History

BlackRock commenced operations in 1996. The Company's principal assets were a large investment in a mining company and a 65% working interest in a bitumen lease in the Cold Lake oil sands area of northeastern Alberta (the "Hilda Lake Property") with a single well SAGD pilot operating on the lease. In 1999, the investment in the mining company was liquidated and in April 1999, the board of directors of the Company hired a new management team to implement a strategy focused on heavy oil. In addition to the Hilda Lake Property, BlackRock has acquired interests in properties located at Seal, Alberta and Lloydminster, Saskatchewan, which properties are described in greater detail below. In the three years since the new management group was installed, the Company's conventional heavy oil production increased from nil to over 2,500 barrels per day. This production growth occurred in our core areas of Lloydminster, Saskatchewan and Seal, Alberta and was due primarily to full cycle exploration and development drilling activities, with approximately only 200 boe/d of production having been acquired through a property acquisition. See "Location of Oil and Gas Production."

In 2001, the Company established a $5 million credit facility with a Canadian chartered bank; however, as at December 31, 2002, the Company has not utilized the facility.

During 2002, BlackRock completed two equity financings which raised gross proceeds of $31 million. The first financing occurred in March, when the Company issued 12 million common shares at a price of $1.50 per share. The second financing occurred in September, with BlackRock issuing 5 million common shares at a price of $2.60 per share. The net proceeds of these financings will be used to fund the Company's capital expenditure programs.

Significant Acquisitions and Dispositions

During 2002, the Company did not make any significant property or corporate acquisitions; however, in June, BlackRock acquired the remaining 25% working interest in the Hilda Lake Property for $0.5 million and the elimination of a pay-out balance associated with the interest. During the year, BlackRock disposed of various producing properties for net proceeds of $0.5 million.

Trends

During the last five years crude oil prices (WTI reference price) have been volatile, ranging from a low of US$10.35 per barrel to a high of US$37.79. 2002 was a strong year for crude oil prices. For the year, crude oil prices (WTI) averaged US$26.08, slightly above the 2001 average of US$25.90 per barrel. Although crude prices started the year under US$20 per barrel, prices increased throughout the year and ended 2002 at US$31.20 per barrel. The strength in crude oil prices in 2002 is attributable to several factors including:

- General compliance with OPEC oil production quotas
- The continuing conflict with Iraq
- Low crude oil inventory levels in the United States
- Production disruptions due to labor strikes in Venezuela

The OPEC production quotas and the instability in Venezuela were particularly beneficial to heavy oil producers such as BlackRock since each produce heavier grades of crude. This resulted in heavy oil differentials narrowing considerably from 2001. In 2002, the Bow River heavy oil differential averaged US$5.90 per barrel, 39% lower than 2001. As the following table indicates, the Bow River heavy oil reference price averaged 77% of the WTI price, which is slightly higher than the five year average of 73%.

(US$/bbl)	2002	2001	5 year Average
Crude Oil Price (WTI)	$26.08	$25.90	$23.17
Bow River Heavy Differential	$5.90	$9.70	$6.15
Bow River price as a % of WTI	77	63	73

NARRATIVE DESCRIPTION OF THE BUSINESS

Heavy Oil Industry

Heavy oil is generally classified as oil with an API gravity of 25° API or less and which can be produced commercially by natural flow. Some heavy oil is highly viscous and it will not flow to a well bore on its own accord in commercial quantities. This highly viscous heavy oil is categorized as being either a surface-mineable or an in-situ extractable deposit. With respect to the former process, the oil is recovered through mining and upgraded to synthetic oil. In in-situ deposits, bitumen can be encouraged to flow to well bores through the application of external energy, such as heat.

Markets

There are three primary markets for heavy crude oil:

1. <u>Asphalt plants</u>

   Due to its density and chemical composition, heavy oil makes excellent feedstock for the manufacture of paving and roofing asphalt.

2. <u>High conversion plants at refineries</u>

Coking or hydrocracking processes allow refiners to produce higher valued products, such as gasoline and aviation fuel, from cheaper heavy crude oil.

3. <u>Crude oil upgraders</u>

Upgraders use heavy crude as a feedstock to produce a synthetic crude oil which is further processed at refineries.

Light / Heavy Differentials

Processing heavy oil is more expensive than processing conventional light oil, and it yields less valuable products compared to refining light oil. Accordingly, producers of heavy oil receive lower wellhead prices for their oil. This difference between prices for heavy oil (API of 25°) and light oil (generally referred to as West Texas Intermediate ("WTI") oil with an API of 40°) is commonly referred to as the "differential".

Volatility in the differential is a result of availability of supply, seasonal demand, pipeline constraints and heavy oil conversion capacity of refineries.

Diluent

Heavy crude oil is usually blended with a lighter hydrocarbon stream – referred to as diluent – to improve its pipeline flow characteristics by reducing the viscosity. The volatility in diluent prices has a significant effect on the wellhead price of oil for a heavy oil producer.

Accessibility to Transport

Canadian heavy crude is dependent on demand from the US Midwest and Rocky Mountain regions. Pipeline constraints to these markets can lead to wide fluctuations in the differential and ultimately the netback received by heavy oil producers. Canadian heavy oil production is not currently pipeline constrained.

Competition

The oil and gas industry in Canada is highly competitive in all aspects, including the exploration for, and development of, new sources of supply, the acquisition of oil and gas interests and the marketing of crude oil and natural gas. The Company competes with other companies in this sector for the exploration and development of oil and gas reserves. The Company's primary competitors include integrated oil and gas companies, senior oil and gas companies and numerous independent producers, some of which may have greater financial and other resources than BlackRock.

Seasonality of Markets

Generally, demand for heavy oil is greater in the summer months due to higher asphalt demand for road construction programs. As a result, the heavy oil differential will typically narrow in the summer months and widen during the winter, resulting in higher heavy oil prices during those summer periods.

Significant Oil and Gas Properties


ALBERTA
SASKATCHEWAN
SEAL
Edmonton
HILDA LAKE
LLOYDMINSTER
Calgary

(a) Seal, Alberta

Seal is located in the Peace River Oil Sands deposit in northwest Alberta. BlackRock holds working interests ranging from 25% to 100% at Seal and has accumulated 46,000 net acres of land in the area, through a combination of crown land sales and industry farm-ins. BlackRock's acreage is located in a part of the Peace River Oil Sands deposit with less viscous oil. This oil can be produced using primary production technology, without the use of steam. BlackRock has drilled eight (5.5 net) horizontal wells to December 31, 2002. The wells have been drilled to a vertical depth of 625 metres in the Bluesky formation, with the horizontal section ranging from 900 metres to 1450 metres in length. The net pay zone in the Bluesky ranges from 5 metres to 25 metres in total thickness. Due to the success of these initial wells, in August 2002, BlackRock filed an application for a primary production development scheme with the Alberta Energy Utilities Board (the "AEUB") to drill and produce up to 80 (40 net) horizontal wells on the Central block. Approval was received in early 2003. BlackRock will file a similar development proposal for the East block later in 2003 or early in 2004, which will consist of up to 40 horizontal wells.

In August 2002, BlackRock conducted a vertical well re-entry test to evaluate the North Block. The 12° API oil quality recovered from this well was the best encountered to date in the Bluesky at Seal. This suggests that the North block will likely be suitable for primary production with horizontal wells, similar to the proven Central and East Blocks. A horizontal test well will be drilled in the first quarter of 2003 to evaluate the productivity of this resource. If successful, BlackRock has identified potential for up to 30 wells (20 net).

The oil at Seal is a heavy sour crude ranging from 9° to 12° API. Heavy oil infrastructure is limited in the area and the oil produced is being trucked to third party oil batteries. BlackRock is evaluating the potential of constructing a pipeline from the Seal area that would tie into the Rainbow Pipeline System. The installation of the pipeline would increase wellhead prices as trucking and terminaling charges would be reduced, and it would also reduce production disruptions due to spring break-up and other weather related factors.

Based on the activities undertaken to date, Sproule Associates Limited ("Sproule") has assigned 5.5 million barrels of established reserves (proven and 50% probable reserves) to BlackRock in the Seal area as at December 31, 2002. As delineation of the field progresses, the Company believes there is considerable upside potential for the area. In addition, the Company's current activities have tested only the first two of six blocks of land the Company has in the Seal area. BlackRock intends to test the other four blocks during the first quarter of 2003.

(b) Hilda Lake SAGD Property

The Hilda Lake Property consists of leases covering 5,120 acres (or 2,069 hectares) of land located in Sections 8 to 12 and 14 to 17, Township 64, Range 03, W4M in the Cold Lake area of northeastern Alberta. BlackRock has a 100% working interest in the Hilda Lake Property (in 2002, BlackRock acquired the 25% interest held by its partner, Anadarko Canada Corporation). The geological formation of interest in the Hilda Lake Property is the same formation that is produced at the adjacent Imperial Oil Cold Lake site, the nearby Canadian Natural Resources Limited Wolf Lake property and its Burnt Lake SAGD project.

Steam Assisted Gravity Drainage ("SAGD") typically involves drilling a pair of horizontal wells, with the upper comprising the steam injection well and the lower, approximately 5 metres below the injection well at the base of the reservoir, equipped as the oil production well. Steam is continuously injected through the upper well bore into the reservoir, and a steam chamber is formed to heat the formation. The heated bitumen, under the influence of gravity, drains to the lower horizontal well and is produced to surface. Potential benefits of using SAGD technology include reduced operating costs, higher production rates per well, and recovery factors of up to 50% or more of oil in place.

In 1996, BlackRock drilled one horizontal well pair to be used in the SAGD pilot test. The horizontal producer was drilled to a vertical depth of 420 metres, with the horizontal section extending 950 metres. The steam injector well was drilled approximately five metres above the horizontal producer over a horizontal length of 900 metres. In addition, a water disposal well and four observation wells to be used to monitor reservoir performance were drilled in 1996. In 1999 and 2000, the Company expanded the pilot project on the Hilda Lake Property by drilling one additional horizontal well pair and upgrading certain of the surface facilities.

BlackRock has been operating the pilot for over five years and has produced in excess of 800,000 barrels of oil. In 2001, BlackRock filed an application with the AEUB and Alberta Environment for the commercial development of the Hilda Lake project (to be renamed the Orion EOR (Enhanced Oil Recovery) project). BlackRock plans to develop the project in phases, with the first phase, estimated to cost $150 million, producing 10,000 barrels of oil per day. Initially, the Company plans to drill 24 horizontal well pairs. Future development will expand production to 20,000 barrels per day.

BlackRock has not yet attributed any proven or probable reserves to the Hilda Lake Property. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation for the property.

(c) Lloydminster, Saskatchewan

At Lloydminster, BlackRock initially acquired a 100% working interest in 65 wells, producing approximately 200 barrels of oil per day, in 1999. During the three years since the acquisition, BlackRock has grown production in the area to more than 2,300 barrels per day. The Lloydminster area offers multi-zone potential, with most of the production coming from the high productivity Sparky and

Waseca formations. This core area includes fields at Forestbank, Maidstone, Eagle Creek, Edam North and others.

In 2002, BlackRock drilled 19 (14.8 net) wells in the Lloydminster area with much of the activity focused on the Forestbank and Maidstone fields. BlackRock has identified more than 25 development-drilling locations in the Lloydminster area. As at December 31, 2002, Sproule had assigned 4.6 million barrels of established reserves (proven plus 50% probable reserves) to this area.

Drilling Activity

The following table summarizes the number of gross and net exploratory and development wells, dry wells and service wells BlackRock participated in drilling for each of the years ended December 31, 2002 and 2001.

	2002		2001	
	Gross[1]	**Net[1]**	**Gross[1]**	**Net[1]**
Oil	23	16.8	8	8.0
Gas	-	-	-	-
Dry	1	0.5	-	-
Service[2]	-	-	-	-
Total	24	17.3	8	8.0

Notes:
(1) "Gross" means the number of wells in which the Company has an interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.
(2) Service wells include drilling disposal wells, water source wells, observation wells and other types of service wells.

Location of Oil and Gas Production

The following table indicates the average daily gross production, before royalties, of crude oil and natural gas for BlackRock's producing properties for the years ended December 31, 2002 and 2001.

Daily Average Production (boe/d)[1]	**2002**	**2001**
Saskatchewan		
Lloydminster area		
Forestbank	1,240	1,495
Maidstone	462	273
Eagle Creek	198	383
Edam North	84	121
Other	107	134
Alberta		
Hilda Lake SAGD	486	551
Seal area	807	115
Other	30	54
Total Production	3,414	3,126

Note:
(1) Natural gas production has been combined with oil production on a barrel of oil equivalent basis due to the insignificant volumes of natural gas production.

Location of Wells

The following table summarizes, as at December 31, 2002, BlackRock's gross and net working interests in wells which are producing or are capable of production:

	Crude Oil Producing		Crude Oil Shut-in[(2)]		Natural Gas Producing		Natural Gas Shut-in[(2)]	
	Gross[(1)]	Net[(1)]	Gross[(1)]	Net[(1)]	Gross[(1)]	Net[(1)]	Gross[(1)]	Net[(1)]
Total Alberta	10	7.6	-	-	5	4.5	1	1.0
Total Saskatchewan	50	48.1	12	12.0	1	1.0	-	-
Total	60	55.7	12	12.0	6	5.5	1	1.0

Notes:
(1) "Gross" means the number of wells in which the Company has an interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.
(2) "Shut-in" means a well capable of production and that has previously produced but is currently not producing but may resume production in the future depending on certain circumstances.

Acreage

The following table sets out the Company's undeveloped land holdings as at December 31, 2002.

	Gross Acres[(1)]	Net Acres[(2)]
Alberta	116,411	73,843
Saskatchewan	25,082	24,161
Total	141,493	98,004

Notes:
(1) "Gross Acres" means the total number of acres in which the Company has an interest.
(2) "Net Acres" means gross acres multiplied by the Company's percentage working interest therein.

Oil and Gas Reserves

Sproule, independent petroleum engineers, has evaluated the crude oil, natural gas and natural gas liquids reserves of the Company as at December 31, 2002 (the "Sproule Report"). The following tables set forth certain information relating to the reserves of the Company and the present value of the future net revenues associated with such reserves. **All evaluations of future net production revenue set forth in the tables are stated prior to the provision for income taxes and general and administrative costs.** The reserve volume and present value of probable additional reserves have been reduced by 50% to reflect the risk associated with the recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by Sproule represent the fair market value of such reserves. **BlackRock has not yet attributed any proven or probable reserves to the Hilda Lake Property. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation for the property.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows

BASED ON FORECAST COSTS AND PRICES [1,2,13]

	Oil Reserves		Natural Gas Reserves		Present Value of Future Cash Flow from Reserves Discounted at		
	Gross	Net	Gross	Net	0%	10%	15%
	(Mbbls)		(MMcf)			($000's)	
Proved developed producing	2,521	2,200	237	210	24,284	21,435	20,303
Proved non-producing	855	741	345	283	9,508	6,172	5,227
Proved undeveloped	4,636	4,394	141	116	32,430	21,451	17,734
Total proved	8,012	7,335	723	609	66,222	49,058	43,264
Probable at 50%	1,918	1,704	-	-	16,306	9,550	7,616
Total	9,930	9,039	723	609	82,528	58,608	50,880

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows

BASED ON CONSTANT COSTS AND PRICES [1,2,12]

	Oil Reserves		Natural Gas Reserves		Present Value of Future Cash Flow from Reserves Discounted at		
	Gross	Net	Gross	Net	0%	10%	15%
	(Mbbls)		(MMcf)			($000's)	
Proved developed producing	2,403	2,071	237	210	46,043	39,709	37,259
Proved non-producing	855	735	345	282	18,193	11,666	9,802
Proved undeveloped	4,636	4,088	141	115	76,382	54,023	46,437
Total proved	7,894	6,894	723	607	140,618	105,398	93,498
Probable at 50%	1,913	1,630	-	-	34,561	20,734	16,764
Total	9,807	8,524	723	607	175,179	126,132	110,262

Notes to the Reserves:

(1) All dollar amounts are in Canadian currency unless otherwise stated.

(2) The Sproule Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by Sproule. The oil and gas reserves in the Sproule Report were determined in accordance with generally accepted reservoir evaluation practice. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Sproule Report either in production or net production revenue will be achieved.

(3) "Proven Reserves" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions.

(4) "Proven Developed Producing Reserves" are those reserves that are presently being produced from completion intervals open for production in existing wells.

(5) "Proven Developed Non-Producing Reserves" are proven reserves which are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(6) "Proven Undeveloped Reserves" are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

(7) "Probable Reserves" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally range from 25 to 75 percent.

(8) "Gross Reserves" represent the Company's working, lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(9) "Net Reserves" are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

(10) "Cash Flow" means the cash flow accruing to the Company after deduction of all outside working interests, overriding and lessor royalties, and Crown royalties. The cash flow forecasts are after direct lifting costs and future investments. Crown royalties and freehold mineral tax have also been deducted. Income taxes and administrative costs have not been deducted from the cash flow.
(11) The Sproule Report estimates that the total capital costs necessary to achieve the net cash flow will be $27,479,000, of which $20,506,000 is to be expended in 2003, $5,699,000 expended in 2004 and $927,000 to be incurred in 2005.
(12) The following reference prices have been used for the constant price assumptions in the Sproule Report:

W.T.I. oil price	$31.20 (US $/barrel)
Hardisty heavy oil price (Lloydblend)	$37.66 (Cdn $/barrel)
Alberta gas price	$ 5.66 (Cdn $/mmbtu)

Prices were held constant for the life of the project. The prices have been adjusted for quality, marketing and transportation costs.
(13) The following tables represent the schedule of product prices used by Sproule (using their January 1, 2003 price forecast) in the escalated price case.

Year	**WTI Cushing Oklahoma**	**Edmonton Par Price 40° API**	**Hardisty Lloydblend 22.3°API**	**Alberta Index Gas**	**Inflation Rate**	**Exchange Rate**
	(US$/bbl)	**(Cdn$/bbl)**	**(Cdn$/bbl)**	**($/mmbtu)**	**(%/Yr)**	**($US/$Cdn)**
2003	25.99	38.43	28.43	5.72	1.5	0.633
2004	23.60	34.82	26.32	5.21	1.5	0.630
2005	21.63	32.22	23.72	4.60	1.5	0.620
2006	21.96	32.78	24.28	4.27	1.5	0.620
2007	22.29	33.90	25.40	4.42	1.5	0.610
2008	22.62	34.42	25.89	4.48	1.5	0.610
2009	22.96	35.58	26.99	4.67	1.5	0.600
2010	23.31	36.13	27.50	4.75	1.5	0.600
2011	23.66	36.69	28.03	4.84	1.5	0.600
2012	24.01	37.26	28.56	4.94	1.5	0.600
2013	24.37	37.83	29.10	5.03	1.5	0.600
2014	24.74	38.42	29.65	5.12	1.5	0.600

Thereafter escalated at 1.5%

Reconciliation of Changes in Reserves

The following table summarizes the changes in the Company's share of oil and natural gas reserves (before royalties) from December 31, 2000 to December 31, 2002.

	Oil & NGLs (Mbbls)			Gas (MMcf)		
	Proven	Probable[2]	Total	Proven	Probable[2]	Total
Balance, Dec 31, 2000	5,842	914	6,756	439	-	439
Additions	2,393	1,031	3,424	-	-	-
Revisions	(898)	(188)	(1,086)	133	-	133
Production[1]	(922)	-	(922)	(108)	-	(108)
Balance, Dec 31, 2001	6,415	1,757	8,172	464	-	464
Additions	3,068	219	3,287	355	-	355
Revisions	(341)	(43)	(384)	(31)	-	(31)
Dispositions	(72)	(15)	(87)	-	-	-
Production[1]	(1,058)	-	(1,058)	(65)	-	(65)
Balance, Dec 31, 2002	8,012	1,918	9,930	723	-	723

Notes:

(1) Excludes production from the Hilda Lake Property, since no reserves have been assigned.

(2) Risked at 50%.

Production and Capital Expenditures by Quarter

	2002, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Production					
Conventional oil (boe/d)	2,659	3,074	3,059	2,916	2,928
Hilda Lake (boe/d)	548	458	498	443	486
Total (boe/d)	3,207	3,532	3,557	3,359	3,414
Crude Oil Netbacks ($/bbl)[1]					
Revenue	19.51	23.37	27.97	23.63	23.78
Royalties	3.34	4.00	4.49	3.48	3.85
Operating costs	5.14	6.14	7.23	8.38	6.77
Netbacks	11.03	13.23	16.25	11.77	13.16
Capital ($ thousands)					
Land and acquisition	21	345	601	591	1,558
Seismic	1	36	57	153	247
Drilling and completion	2,101	1,571	1,345	1,416	6,433
Equipment, facilities	660	1,251	626	1,758	4,295
Overhead	280	106	106	139	631
Other	43	136	172	(88)	263
Net operating revenues from the Hilda Lake Property	(500)	(357)	(855)	(283)	(1,995)
Total capital	2,606	3,088	2,052	3,686	11,432

Note:

(1) Netbacks are for conventional production only as net operating revenues at Hilda Lake are being capitalized.

	2001, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Oil Production					
Conventional oil (boe/d)	2,786	2,588	2,697	2,233	2,575
Hilda Lake (boe/d)	455	527	558	663	551
Total (boe/d)	3,241	3,115	3,255	2,896	3,126

	2001, three months ended				
	March 31	**June 30**	**September 30**	**December 31**	**Total**
Crude Oil Netbacks ($/bbl)[1]					
Revenue	14.41	14.23	20.40	10.06	15.00
Royalties	1.74	1.09	3.21	1.09	1.82
Operating costs	6.29	4.68	5.23	5.73	5.49
Netbacks	6.38	8.46	11.96	3.24	7.69
Capital ($ thousands)					
Land and acquisition	(16)	848	103	71	1,006
Seismic	2	35	14	42	93
Drilling and completion	429	907	3,219	752	5,307
Equipment, facilities	502	194	500	285	1,481
Overhead	138	146	150	140	574
Other	25	863	457	129	1,474
Net operating revenues from the Hilda Lake Property	(125)	(137)	(536)	(85)	(883)
Total capital	955	2,856	3,907	1,334	9,052

Note:
(1) Netbacks are for conventional production only as net operating revenues at Hilda Lake are being capitalized.

Future Commitments

As at December 31, 2002, the Company did not have any fixed price contracts to sell its crude oil. BlackRock's oil production is sold on a month-to-month basis to various oil marketers. Periodically, the Company may enter into a financial or physical hedge to fix the price on a portion of its revenue stream. At December 31, 2002, BlackRock had not hedged any future production.

Exploration and Development Activities

For 2003, BlackRock has established a capital budget of $30 million, with over half of this amount planned to be spent at Seal, where BlackRock expects to drill 27 (13.5 net) horizontal development wells on the Central Block, install well-site treating facilities and test the four remaining prospective blocks in the area. At Lloydminster, the Company has a 15-20 well program planned for the summer and fall. The Company does not expect to incur significant capital costs this year at Hilda Lake. BlackRock will continue to seek regulatory approval for the project and then consider financing alternatives.

Regulatory Matters

Provincial Royalties and Incentives

For crude oil, natural gas and related products produced on Crown lands, the royalty regime is a significant factor in the profitability of such production operations. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production on such Crown lands. The rate of royalties payable generally depends in part on the type of product being produced, well productivity, geographical location and field discovery date.

From time to time, the provincial governments of Alberta and Saskatchewan have established incentive programs for exploration and development. Such programs often provide for royalty reductions and royalty holidays and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. The trend in recent years has been for provincial governments to allow such programs to expire without renewal and, consequently, there are relatively few incentive programs currently in effect.

On October 13, 1992, the Government of Alberta implemented major changes to its royalty structure and created incentives for exploring and developing oil and natural gas reserves. The incentives created include: (i) a one year royalty holiday on new oil discovered on or after October 1, 1992; (ii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity, vertical re-entry or horizontal wells; (iii) introduction of separate par pricing for light/medium and heavy oil; and (iv) a modification of the royalty formula structure through the implementation of the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In December 1995, the Government of Alberta implemented a generic Oil Sands Royalty regime applicable to the production of oil sands. Under this regime, the Government of Alberta is entitled to a royalty of 1% of the gross production from a development area of a project until payout (with payout being determined utilizing a return allowance based on a referenced long-term bond rate). After payout, the royalty rate is based upon a formula which takes into account net revenues over gross revenues, with the maximum royalty payable equaling 25% of net revenues.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.

In Alberta, certain producers of oil or natural gas are also entitled to a credit against the royalties payable to the Alberta Crown by virtue of the Alberta royalty tax credit program ("ARTC"). The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per cubic meter, and 25%, at prices above $210 per cubic meter. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable by each producer or associated group of producers. Crown royalties on production from producing properties acquired from companies claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The ARTC rate is established quarterly based on the average "par price", as determined by the Alberta Resource Development Department for the previous quarterly period.

In 2002, the Government of Saskatchewan introduced a number of changes affecting the Crown royalty and production tax structures applicable for oil and gas wells drilled after October 1, 2002. This "fourth tier" Crown royalty rate is price sensitive and varies between heavy and non-heavy oil (from a minimum of 5% for heavy oil at a base price to a maximum of 30% for non-heavy oil at a price above the base price). In addition, the Government of Saskatchewan amended its volume based royalty/tax reduction incentives (the incentives are based on depth of the well and type of well). For a non-deep vertical development oil or gas well the royalty incentive volume (which would attract a maximum royalty of 2.5%) has been reduced from 4,000 m^3 to zero m^3. The new royalty/tax regime also reduced the Corporation Capital Tax Surcharge from 3.6% to 2.0% for all oil and gas produced from wells drilled after October 1, 2002. Oil and gas produced from most wells drilled between 1994 and October 1, 2002 are subject to "third tier" Crown royalty rates, which vary from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, the legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures. A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage. However, since these regulations generally apply to all oil and gas producers, these regulations should not affect BlackRock any differently or to any greater or lesser extent than other companies in the industry.

In Alberta, environmental compliance is governed by the *Alberta Environmental Protection and Enhancement Act* ("AEPEA"). In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

BlackRock is committed to meeting its responsibilities to protect the environment wherever it operates. The Company undertakes environmental audits of its major properties on an annual basis. BlackRock will take such steps as required to ensure compliance with the AEPEA and similar legislation or requirements in other jurisdictions in which it operates. The Company believes that it is in material compliance with applicable environmental laws and regulations. The Company also believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

Employees

The Company had nine full time employees as at December 31, 2002. The Company has also entered into consulting arrangements with certain individuals to help manage and operate the Company's oil and gas properties.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain financial information of the Company for the last three fiscal years.

	As at and for the years ended December 31		
($000's except per share amounts)	**2002**	**2001**	**2000**
Total Revenue[1]	25,414	14,095	12,772
Earnings from continuing operations and net earnings	3,816	557	1,250
Per share – basic	0.06	0.01	0.02
Per share – diluted	0.06	0.01	0.02
Capital Expenditures	11,432	9,052	20,763
Total Assets	87,935	46,836	53,574
Long Term Debt	-	-	-
Common Shares Outstanding (000's)	72,358	54,201	53,959

Note:
(1) All revenues and expenses from the Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since incorporation, and does not foresee the declaration or payment of dividends in the near future. The future payments of dividends will be dependent upon the financial requirements of the Company to fund future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For management's discussion and analysis of financial condition and results of operations, see pages 32 to 41 of the Company's 2002 Annual Report, which is incorporated herein by reference.

MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "BVI".

Share Trading History

(Cdn$)	High	Low	Close	Avg. Daily Share Volume
2002	$2.94	$0.92	$2.36	205,680
2001	$1.30	$0.81	$0.99	58,786
2000	$1.40	$0.80	$0.93	65,708
1999	$1.35	$0.40	$1.00	266,503
1998	$1.60	$0.50	$0.60	31,492

DIRECTORS AND OFFICERS

The name, municipality of residence, position held with BlackRock and principal occupation of each of the directors and executive officers as of the date hereof and during the last five years are set forth below.

Directors

Name and Municipality of Residence	Office (Director since)	Principal Occupation
C. Bruce Burton (1)(a) Thornhill, Ontario	Director (May 1996)	Independent Consultant
John L. Festival (b) Calgary, Alberta	Director and President (May 2001)	President BlackRock Ventures Inc.
Victor M. Luhowy (1)(c) Priddis, Alberta	Director (May 1997)	President & Chief Executive Officer, BelAir Energy Corporation
Kent J. MacIntyre (1)(2)(d) Calgary, Alberta	Director (August 1999)	Independent Businessman
Seymour Schulich (2)(e) Toronto, Ontario	Director (May 2000)	Chairman Newmont Capital Limited
Kenneth F. Williamson (2)(f) Toronto, Ontario	Chairman and Director (April 1999)	Independent Consultant

Notes:
(1) Member of the Audit Committee
(2) Member of the Governance Committee

Officers

Name and Municipality of Residence	Office	Principal Occupation
John L. Festival [b] Calgary, Alberta	President	President of BlackRock
Donald W. Cook [g] Calgary, Alberta	Vice President, Finance, Chief Financial Officer and Secretary	Vice President, Finance, Chief Financial Officer and Secretary of BlackRock
Brad R. Gardiner [h] Calgary, Alberta	Vice President, Production	Vice President, Production of BlackRock
Timothy J. Kozmyk [i] Calgary, Alberta	Vice President, Exploration	Vice President, Exploration of BlackRock

All of the directors and officers of the Company during the last five years have held their present principal occupations or other positions with the Company as noted opposite their respective names except as follows:

(a) Mr. Burton is an independent financial consultant. He was the President of BlackRock from April 1998 to December 2000, and was its Chief Financial Officer and a director since the Company's inception in May 1996. From 1988 to February 1999, Mr. Burton was Vice President, Finance and Chief Financial Officer of Rayrock Resources Inc.

(b) From April 1999 to December 2000, Mr. Festival was Vice President, Business Development with BlackRock. Between November 1998 and April 1999, Mr. Festival was an independent oil and gas consultant. From 1992 to November 1998, Mr. Festival held various positions with Koch Exploration Canada Ltd. ("Koch Canada"), including Senior Vice President, responsible for the strategy and operations of its E&P division.

(c) Mr. Luhowy has held his present principal occupation since June 1997, first with Gold Butte Energy Inc. and currently with its successor company, BelAir Energy Corporation, a public oil and gas company. Prior to that time, he was Senior Vice-President and Chief Operating Officer of ELAN Energy Inc.

(d) From July 1996 to January 2003, Mr. MacIntyre was Chief Executive Officer and Co-chairman of PrimeWest Energy Trust, an open-ended investment trust that invests in oil and gas properties.

(e) Mr. Schulich was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982. On February 15, 2002, this company merged with Newmont Mining Corporation. Mr. Schulich is now Chairman of Newmont Capital Limited, a subsidiary of Newmont Mining Corporation.

(f) Mr. Williamson has been an independent financial consultant since 1998. From 1993 to 1998, Mr. Williamson was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada.

(g) Since June 1997 and prior to joining BlackRock in April 1999, Mr. Cook had been an independent financial consultant. From October 1995 to June 1997, Mr. Cook held the position of Vice President, Finance, Controller and Secretary of Discovery West Corp. Prior to that time, he was Vice President and Treasurer of Coho Energy Inc.

(h) Prior to joining BlackRock in April 1999, Mr. Gardiner was Vice President, Production and Engineering with Koch Canada, responsible for the management of its field operations and engineering groups. Mr. Gardiner had been with Koch Canada since 1990 in various senior positions.

(i) Prior to joining BlackRock in April 1999, Mr. Kozmyk was Vice President, Exploration with Koch Canada, responsible for Koch's exploration and property acquisition activity. Mr. Kozmyk had been with Koch Canada since 1985 in various senior positions.

There is no executive committee of the board of directors of BlackRock. The directors of the Company are elected each year at the annual meeting of shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed.

As at May 16, 2003, the directors and officers listed above, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 12,381,430 common shares, representing approximately 17% of the outstanding common shares of the Company. In addition, the directors and officers listed above, as a group, hold options to purchase an aggregate of 4,628,000 common shares of the Company, representing approximately 6% of the outstanding common shares of the Company calculated on a fully diluted basis.

Investors should be aware that some of the directors and officers of BlackRock are directors and officers of other private and public companies. Some of these companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Company.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, their indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular furnished in connection with the Annual and Special Meeting of Shareholders to be held on May 13, 2003.

Additional financial information is provided in the audited financial statements of the Company for the years ended December 31, 2002 and 2001 which appear on pages 42 to 53 inclusive in the Company's 2002 Annual Report, which is incorporated herein by reference.

BlackRock will provide to any person or corporation upon request to the Corporate Secretary of the Company:

(a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

  (i) one copy of the Company's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any documents, incorporated herein by reference;
  (ii) one copy of the comparative financial statements of the Company for the Company's most recently completed financial year, together with the accompanying report of the auditor thereon, and one copy of any interim

financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Company's information circular in respect of its most recent annual general meeting of shareholders of the Company which involved the election of directors; and

(iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under clauses (i) to (iii) above; or

(b) At any other time, one copy of the documents referred to in clauses (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from such person or company who is not a security holder of the Company where the documents are provided under this clause (b).

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Corporate Secretary
BlackRock Ventures Inc.
400, 435 – 4th Avenue SW
Calgary Alberta T2P 3A8
Phone: (403) 233-2253
Fax: (403) 263-0437